SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: June 7, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Final Terms of the Twenty-ninth Series Unsecured Bonds.

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075

No. 13-069E
June 7, 2013

Final Terms of the Twenty-ninth Series Unsecured Bonds

Tokyo, June 7, 2013 --Sony Corporation (the “Corporation”) announced today that it has determined the final terms of unsecured straight bonds (the “Bonds”) for Japanese retail investors in the total principal amount of 150.0 billion yen.  The Corporation intends to use the proceeds of the issues for the repayment of borrowings and debt, and capital expenditures.

The Twenty-ninth Series Unsecured Bonds (the “Bonds”)

1.	Total amount of issue:	150.0 billion yen
2.	Book-entry bonds:	The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds and Shares, etc. shall apply to the Bonds.
3.	Denomination of each Bond:	1 million yen
4.	Interest rate:	0.86% per annum
5.	Issue price:	100% of the principal amount
6.	Redemption price:	100% of the principal amount
7.	Maturity date:	June 19, 2018
8.	Offering period:	From June 10, 2013 to June 18, 2013
9.	Payment date:	June 19, 2013
10.	Method of offering:	Public offering in Japan; provided, however, that the Bonds shall not be offered in the United States or to any U.S. persons.
11.	Security:
The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Corporation or of others, nor are they guaranteed.  There are no assets reserved as security for the Bonds.

12.	Special covenants:	The Bonds are subject to certain covenants relating to the negative pledge.
13.	Redemption prior to maturity:	The Corporation may, at any time on or after the day following the payment date, purchase the Bonds and have such purchased Bonds canceled.
14.	Interest payment dates:	June 19 and December 19 of each year

Note: This press release is intended as general information regarding Sony Corporation’s issuance of unsecured straight bonds and does not constitute or form a part of any offer of securities for sale in the United States or Canada. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the benefit of a U.S. person (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements under the Securities Act.

15.	Book-entry transfer institution:	Japan Securities Depositary Center, Inc.
16.	Commissioned companies for Bondholders	Sumitomo Mitsui Banking Corporation (representative) and The Bank of Tokyo-Mitsubishi UFJ, Ltd.
17.	Issuing and paying agent:	Sumitomo Mitsui Banking Corporation
18.	Ratings:	The Bonds have been given ratings of “A-” from Rating and Investment Information, Inc. (R&I) and “A” from Japan Credit Rating Agency, Ltd. (JCR)

Note: This press release is intended as general information regarding Sony Corporation’s issuance of unsecured straight bonds and does not constitute or form a part of any offer of securities for sale in the United States or Canada. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the benefit of a U.S. person (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements under the Securities Act.